UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

HOLD ME LTD.
((Exact name of Registrant as specified in its charter)

30 Golomb Street
Ness Zioyna, Israel 7401337
972-50-222-2755
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Public Offering Closes

Hold Me Ltd., a company incorporated in the State of Israel (the “Company”), completed its initial public offering. Pursuant to the Company’s registration statement on Form F-1, which was declared effective by the Securities and Exchange Commission on July 19, 2021 (registration number 333-255462), the Company offered up to 2,000,000 ordinary shares at $0.95 per share for 6 months.

As of October 21, 2021, the Company sold 282,124 ordinary shares, generating gross proceeds of $268,018 to the Company. The public offering has been terminated and no further shares will be offered or sold by the Company pursuant to said registration statement. As a result of the offering, the Company has 2,282,124 ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021	Hold Me Ltd.

	By:	/s/ Menachem Shalom
Menachem Shalom Chief Executive Officer and Chief Financial Officer